

November 13, 2017

John McMahon
Vice President, Chief Financial Officer
Heska Corporation
3760 Rocky Mountain Avenue
Loveland, Colorado 80538

> **Re: Heska Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 6, 2017**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed November 3, 2017**
> **File No. 000-22427**

Dear Mr. McMahon:

We have reviewed your October 24, 2017 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 10, 2017 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Notes to Unaudited Condensed Consolidated Financial Statements
Note 1: Basis of Presentation
Revenue Recognition, page 6

1.   We acknowledge your response to prior comment 2 and your revised revenue policy disclosure. Please address the following, referencing the specific literature you rely upon to support your classification and accounting:

• Provide us your analysis explaining why the equipment portion of your five-year subscription agreements qualify for operating lease accounting while your six-year subscription agreements qualify for capital lease accounting.

- Tell us whether and how your six-year subscription agreements qualify as either sales-type, direct financing or leveraged leases.
- Tell us why you indicate in your response that you follow the accounting under ASC 842 when you do not appear to have early adopted ASU 2016-02.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 23

2.   Although you indicate on page 4 of your response to prior comment 2 that you will discuss the impact of recognizing revenue at lease inception as compared to prior periods in the year-to-date discussion within the operating results portion of Management's Discussion and Analysis, your discussion of instrument revenues appears to be limited to disclosure in the fourth paragraph of this section of the amounts recognized in the third quarter of 2017 and year-to-date and a statement that instruments placed are considered either operating or capital leases. Please tell us where you provided the disclosure discussing the increase in revenues in the three and nine months ended September 30, 2017 as compared to the same periods in 2016 associated with immediate recognition of the equipment portion of your six-year subscription agreements treated as capital leases versus the five-year subscriptions being treated as operating leases. Otherwise, explain to us why you did not provide the disclosure as represented in your response letter.

You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 if you have any questions.

Division of Corporation Finance
Office of Healthcare & Insurance